

August 16, 2011

<u>Via E-Mail</u>

Mr. Graham Hetherington
Chief Financial Officer
Shire PLC
5 Riverwalk
Citywest Business Campus
Dublin 24, Republic of Ireland

> **Re: Shire PLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 000-29630**

Dear Mr. Hetherington:

We have reviewed your August 4, 2011 response to our July 21, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 6

Products Under Development, page 16

1. We acknowledge your response to prior comment 1 which indicates that your listed patents on page 22-24 do not necessarily cover drugs in development. Our comment was asking if there were any significant patents associated with your drug candidates. It is unclear how this information is speculative. Clarify whether or not the late stage drugs listed on page 16 have patents associated with them. If so, tell us the remaining term of patents for each late stage project and whether or not you expect any patents associated with the late phase projects to expire before completing their development. If you do not know or cannot estimate the remaining patent life for a particular patent

associated with a project, please tell us the specific facts and circumstances governing this limitation.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Gus Rodriguez for JBR

Jim B. Rosenberg
Senior Assistant Chief Accountant